Exhibit 99.3

Vedanta Limited

(Formerly known as SesaSterlite Ltd.)

Regd. Office: SesaGhor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

28 October 2016

Vedanta Limited

Consolidated Results for the Second Quarter ended 30 September 2016

Highest EBITDA and PAT in the last 7 quarters

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results under Ind AS for the second financial quarter (Q2) ended 30 September 2016.

Financial Highlights

•	Revenues of Rs. 15,666 crore, up 9% q-o-q

•	EBITDA of Rs. 4,640 crore up by 31% q-o-q, driven by strong operating performance and higher commodity prices

•	Robust EBITDA margin[1] of 39% vs. 32% in the previous quarter

•	Attributable PAT at Rs. 1,252 crore, 17% higher y-o-y and 104% higher q-o-q

•	Delivered cumulative cost and marketing savings of $ 421 mn over the last eighteen months

•	Free cash flow post growth capex of Rs. 2,613 crore driven by operating performance and working capital initiatives

•	Net debt reduced by Rs. 2,259 crore

•	Strong financial position with total cash and liquid investments of Rs. 54,833 crore

•	Contribution of c. Rs. 13,000 crore to the Indian Exchequer during H1 FY2017, in the form of taxes, duties, royalties and profit petroleum

•	Interim dividend of Rs. 1.75 per share

Operational Highlights

•	Aluminium: Smelters continue to ramp-up, production run-rate of 1.1mtpa (excluding trial run) and 1.2mtpa (including trial run)

•	Power: TSPL 3rd unit of 660MW capitalized; plant availability at 77%

•	Zinc India: Mined metal production up 51% q-o-q, H2 expected to be significantly higher than H1 as per the mine plans

•	O&G: Strong production at Rajasthan, Mangala EOR 24% higher q-o-q; blended cost down 10% q-o-q

•	Iron ore: Mining and shipments from Goa resumed post monsoon

[1].	Excludes custom smelting at Copper India and Zinc India operations

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2016

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “We have made significant operational progress this quarter, with an increase in production from Zinc India quarter-on- quarter, good operating performance at our Oil & Gas business, the TSPL Power business now fully operational and Aluminium continuing to ramp-up. During the quarter, as a result of our improved operating performance and working capital initiatives, we maximised free cash flow. We have substantially reduced our debt and remain focused on strengthening our balance sheet, including by refinancing debt maturities. Simplifying the group structure continues to be a priority, and the Cairn India - Vedanta Limited merger remains on track for completion in Q1 CY2017, supported by the shareholders of both companies.”

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2016

Consolidated Financial Performance

The consolidated financial performance of the company under Ind AS during the period is as under:

(In Rs. crore, except as stated)

FY 2016	Particulars	Q2			Q1		H1
Actual		FY 2017	FY 2016	% Change	FY 2017	% Change	FY 2017	FY 2016
63,900	Net Sales/Income from operations	15,666	16,340	(4)%	14,364	9%	30,030	33,284
15,183	EBITDA	4,640	4,281	8%	3,543	31%	8,183	8,419
30%	EBITDA Margin[1]	39%	34%		32%		36%	33%
5,782	Finance cost	1,450	1,446	0%	1,393	4%	2,843	2,819
4,558	Other Income	1,252	1,336	(6)%	1,115	12%	2,367	2,310
(23)	Forex loss/ (gain)	(4)	(33)		67		63	(5)
13,950	Profit before Depreciation and Taxes	4,469	4,225	6%	3,162	41%	7,631	7,914
6,209	Depreciation	1,529	1,527	0%	1,514	1%	3,043	3,048
7,740	Profit before Exceptional items	2,940	2,698	9%	1,648	78%	4,588	4,866
13,862	Exceptional Items[2]	—	90		—		—	131
1,894	Taxes	662	551	20%	491	35%	1,154	1,085
(8,016)	Profit After Taxes	2,278	2,058	11%	1,157	97%	3,435	3,651
5,573	Profit After Taxes before Exceptional items	2,278	2,148	6%	1,157	97%	3,435	3,783
2,915	Minority Interest	1,026	989	4%	542	89%	1,568	1,739
58%	Minority Interest excl. Exceptional Items %	45%	48%		47%		46%	47%
(10,931)	Attributable PAT after exceptional items	1,252	1,069	17%	615	104%	1,867	1,912
2,329	Attributable PAT before exceptional items	1,252	1,119	12%	615	104%	1,867	2,003
(36.87)	Basic Earnings per Share (Rs./share)	4.22	3.61	17%	2.07	104%	6.30	6.45
7.86	Basic EPS before Exceptional Items	4.22	3.77	12%	2.07	104%	6.30	6.76
65.46	Exchange rate (Rs./$) – Average	66.96	64.91	3.2%	66.93	0%	66.95	64.23
66.33	Exchange rate (Rs./$) – Closing	66.66	65.74	1.4%	67.62	(1.4)%	66.66	65.74

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items pre tax

Note: All numbers are as per Ind AS. Previous period figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

Revenues

Revenue in Q2 was up 9% sequentially due to higher volumes from Zinc and Power (3rd unit of TSPL became operational) businesses, accompanied by higher metal and oil prices, partially offset by lower volumes from Iron Ore on account of the monsoon season.

Revenues in Q2 were 4% lower y-o-y, on account of lower oil and copper prices, lower volumes at Zinc and Cairn India, partially offset by ramp-ups in volume from the Power business.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2016

EBITDA and EBITDA Margins

EBITDA at Rs. 4,640 crore was 31% higher sequentially due to higher metal and oil prices, higher volumes from Zinc, lower discount to Brent, partly offset by lower volumes from Iron Ore on account of the monsoon season.

EBITDA was up by 8% on a y-o-y basis on account of higher metal prices, improved cost efficiencies at Aluminium business, lower discount to Brent, ramp up of volumes in the Power business, partially offset by lower volumes from Zinc India as per the mine plans and lower oil prices.

EBITDA margin was strong at 39% in the current quarter vs. 32% in the previous quarter. The robust margin was a result of higher metal prices, increased volumes from the Zinc business that drove lower costs, cost optimization and lower discount to Brent.

Depreciation

Depreciation at Rs. 1,529 crore, was higher by Rs. 15 crore q-o-q mainly on account of capitalization of new capacities at the Aluminium and Power businesses.

Depreciation was at similar levels y-o-y. Higher depreciation on account of capitalization of new capacities at the Aluminium and Power businesses, was partially offset by lower depreciation charge at Cairn India due to lower volumes, and closure of the Lisheen mine in Q3 FY2016.

Finance Cost and Other Income

Finance cost during the quarter was Rs. 1,450 crore, higher by Rs. 57 crore q-o-q due to capitalization of new capacities at the Aluminium and Power businesses and an increase in the proportion of INR borrowings in the borrowing mix, partly offset by reducing interest rates on INR borrowings.

Finance cost was at similar levels compared to Q2 FY2016. The increase in finance costs due to capitalization at the Aluminium and Power businesses was offset by capitalization of interest pertaining to aluminium capacities under ramp up at Jharsuguda-II smelter (was earlier being expensed when project execution was temporarily on hold).

Other income at Rs. 1,252 crore was higher by Rs. 137 crore sequentially, due to higher mark- to-market gains on investments in the current quarter.

Other income was lower by Rs. 84 crore y-o-y due to lower investment corpus on account of the special dividend paid by HZL.

Non-Operational Forex Loss/Gain

During the quarter, rupee appreciation of 1.4% led to a net forex gain of Rs. 4 crore.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2016

Taxes

Tax expense was at Rs. 662 crore during the quarter, resulting in a tax rate of 23% (excluding DDT, tax expense was Rs. 575 crore, the tax rate was 20%) compared with tax rate of 26% (excluding DDT) for Q1 FY2017.

Attributable Profit After Tax and Earnings Per Share (EPS)

Attributable Profit After Tax (PAT) for the quarter was at Rs. 1,252 crore and EPS for the quarter was at Rs. 4.22 per share. Minority interest was at 45%.

Ind AS implementation

The Company has adopted Ind AS for preparation of accounts from 1st April 2016. Comparative periods have been restated under Ind AS as per the guidelines (these are not audited). The opening balance sheet as at 1st April 2015 and the sub-periods would get finalized along with annual financial statements for FY2017.

Balance Sheet

The Company is focused on strengthening its balance sheet by maximizing free cash flow, refinancing and terming out maturing debt, and simplifying the group structure. Our financial position remains robust with cash and liquid investments of Rs. 54,833 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Very Good” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of $ 0.45 bn as on September 30, 2016.

As on 30 September 2016, gross debt1 marginally increased by Rs. 275 crore during the quarter to Rs. 66,794 crore. Net debt1 reduced by Rs. 2,259 crore to Rs. 11,961 crore on account of positive free cash flow.

Out of the total debt of Rs. 66,794 crore, the INR/USD split is approximately 78%/ 22%. Further, the gross debt comprises of long term loans of Rs. 61,537 crore and short term loans of Rs. 5,257 crore.

1.	From the current quarter onwards, Buyer’s Credit is being classified as Trade payables under Ind AS (in line with IFRS)

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2016

Corporate

Merger Update of Vedanta Limited and Cairn India Limited

On July 22, 2016, Vedanta Limited and its subsidiary Cairn India Limited revised the terms of the proposed merger. As per the revised terms, public shareholders of Cairn India will receive, for each equity share held, one equity share in Vedanta Limited and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of Rs. 10 each.

The shareholders of Vedanta Resources Plc, Vedanta Limited and Cairn India Limited and the secured and unsecured creditors of Vedanta Limited have approved the Scheme with requisite majority. The Scheme is now subject to the approval of the jurisdictional High Courts and other regulatory approvals, and is expected to be completed by Q1 CY2017.

Dividend

The Board declared an interim dividend of Rs. 1.75 per share. The Board is expected to announce a dividend policy at Vedanta Limited this fiscal year following completion of the merger with Cairn India.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2016

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

Following the announcement, there will be a conference call at 6:00 PM (IST) on Friday, 28th October 2016, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on October 28, 2016	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Mumbai standby access +91 22 6746 8333
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 01:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (28 Oct 2016 to 4 Nov 2016)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2016

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Vishesh Pachnanda Manager – Investor Relations Sunila Martis Associate General Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly SesaSterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/Otherdocuments/SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

SesaGhor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 8
CIN: L13209GA1965PLC000044